Management’s Discussion and Analysis

for the First Quarter ended March 31, 2014

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
Highlights of Q1 2014	4
Q1 Operating Performance	6
Q1 2014 Project Development Update	14
Overview of Q1 Financial Results	15
Investments and Investment Income	19
Liquidity Position	19
Capital Resources	20
Financial Instruments	21
Contractual Commitments and Contingencies	22
Related Party Transactions	23
Alternative Performance (non-gaap) Measures	23
Risks and Uncertainties	27
Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	31
Changes in Accounting Standards	31
Disclosure Controls and Procedures	31

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

May 8, 2014

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 and 2013 and the related notes contained therein. All amounts in this MD&A and in the Condensed interim consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” beginning on page 23 for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Highlights of Q1 2014

OperationS & PROJECT DEVELOPMENT

•	Strong Silver and Gold Production

Silver production was 6.61 million ounces in the first quarter of 2014 (“Q1 2014”), an increase of 5% over the 6.28 million ounces produced in Q1 2013, while gold production was 45.9 koz ounces, 43% higher than productionin the first quarter of 2013 (Q1 2013”). Increases in silver production over Q1 2013 levels were recorded at all operations, except for Alamo Dorado, most notably at Manantial Espejo and Dolores, which both increased quarterly production by 0.2 million ounces. Both silver and gold production increases in Q1 2014 were primarily driven by higher stacking rates and recoveries at Dolores and by significantly higher grades at Manantial Espejo.

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•	Continued Cost Control Discipline

The Company continued to focus its efforts on operational optimizations and cost cutting initiatives to realign the Company’s operational performance with the prevailing price environment and to ensure that we maintained our strong financial position. All-in sustaining cost per silver ounce sold(“AISCSOS”) declined by 20% in Q1 2014 relative the Q1 2013, down almost $4.00 to $15.54 per ounce. Cash costs were $8.25 for Q1 2014 as compared to $11.33 in the same period of 2013. Actual AISCSOS and cash costs per ounce in Q1 2014 were well below management’s guidance ranges of $17.00 to $18.00 and $11.70 to $12.70 per silver ounce, respectively.

•	Project Development On Track

The La Colorada Expansion Project commenced in Q1 2014 with considerable activity, including lateral and ramp development advances in the underground mine, surface work related to community and camp upgrades, and a tailings facility expansion.  Certain engineering contracts for the plant expansion, the new hoist, headframe, and shaft are scheduled to be awarded in Q2 2014. At the Dolores mine, various expansion projects were progressed, including phase II of the pad 3 construction, preliminary engineering for a future power line, and advancements in the investigation into processing optimization opportunities, including the possibility of adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries on high grade ores.

Financial

•	Resilient Revenue on Higher Quantities Sold

Revenue in Q1 2014 was $209.7 million, a decrease of 14% compared to the same period of 2013. The lower revenue was due to the sharp drop in realized prices for all metals produced, including an over $10 per ounce decline in silver prices relative to a year ago. Partially offsetting the lower price environment, the Company was able to sell 0.55 million more ounces of silver and 16.9 K more ounces of gold in Q1 2014 than it did in Q1 2013.

•	Healthy Mine Operating Earnings and Cash Flows

The Company was able to achieve a gross margin (mine operating earnings/revenue) of 15% with mine operating earnings of $31.6 million in Q1 2014, despite lower realized metal prices. This compared to a gross margin of 31% achieved in Q1 2013 and a margin of 16% for the full 2013 year. Cash flow from operating activities was $36.1 million in Q1 2014, 12% higher than in Q1 2013 on lower tax payments and working capital movements.

•	Return of Value to Shareholders

Strong operating cash flow facilitated the continued return of value to shareholders in Q1 2014 by way of $18.9 million in dividend payments. The Company’s quarterly dividend continues to be one of the highest in the industry at $0.125 per share or $0.50 on an annual basis.

•	Robust Liquidity, and Working Capital Position

The Company had cash and short term investment balances of $394.3 million and a working capital position of $680.3 million at March 31, 2014, a decrease of $28.3 million and $8.7 million, respectively, from December 31, 2013.

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Q1 Operating Performance

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for Q1 2014, as compared to the same period of 2013.

	Silver Production (ounces ‘000s)		Cash Costs(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
La Colorada	1,201	1,110	8.14	8.81
Alamo Dorado	911	1,269	10.69	7.00
Dolores	1,011	825	11.92	7.75
Huaron	831	758	9.31	15.76
Morococha(2)	590	524	13.54	22.95
San Vicente(3)	1,041	969	12.73	18.62
Manantial Espejo	1,030	825	(4.82)	7.11
Consolidated Total(4)	6,614	6,278	8.25	11.33

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Unaudited Consolidated Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

Pan American’s silver production increased to 6.61 million ounces in Q1 2014, 5% higher than production levels in the same period of 2013. Higher quarterly silver production was achieved at all of Pan American’s mines, other than Alamo Dorado. The improved silver production was a result of higher consolidated throughput rates and recoveries.

AISCSOS declined by 20% in Q1 2014 relative to Q1 2013, down $3.93 to $15.54 per ounce. The drop in AISCSOS over the comparable quarter of 2013 was primarily a result of higher payable ounces sold at significantly lower cash cost of sales, net of by-products, together with a decline in discretionary expense items, such as exploration and general and administrative expense. The lower AISCSOS reflects an extensive range of cost cutting and productivity enhancing initiatives executed to realign the Company’s operational performance with the prevailing price environment.

Consolidated cash costs per ounce of silver were $8.25 in Q1 2014, a 27% decrease from the cash costs per ounce of $11.33 in the same period of 2013. The decrease from a year ago was attributable to an increase in by-product credits, combined with an increase in payable production of silver while reducing unit operating costs, largely due to an increase in consolidated throughput rates. Operating costs were lowered primarily due to reductions in smelting costs and royalties in Q1 2014.

The following tables set out the Company’s by-product production for Q1 2014 and the average price for each by-product metal produced, together with comparables for Q1 2013:

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	By-Product Production		Average By-Product Prices*
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
Gold – thousands of ounces	45.9	32.1	$1,293	$1,631
Zinc – thousands of tonnes	11.4	9.7	$2,029	$2,033
Lead – thousands of tonnes	3.6	3.1	$2,106	$2,301
Copper – thousands of tonnes	1.7	1.1	$7,041	$7,931

*Price per ounce for gold and per tonne for zinc, lead and copper

In Q1 2014, production of gold increased by 43% as compared to the same period of 2013 primarily as a result of a sharp jump in production from Manantial Espejo resulting from higher throughput rates and grades. A significant increase in gold production was also achieved at Dolores due to higher stacking rates and recoveries.

Consolidated base metal production achieved double-digit percentage increases as a result of higher production at all of our polymetalic operations, most notably at the Company’s Peruvian mines. Higher throughput rates at Huaron and improved zinc and lead grades at Morococha and San Vicente combined to achieve the higher production levels of those metals. Copper production benefited from higher grades at both Huaron and Morococha.

An analysis of each operation’s Q1 2014 operating performance follows, as compared to the operating performance for the comparable period of 2013. Reported metal figures in the tables in this section reflect actual volumes of metals produced.

•	La Colorada mine

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	114.2	106.8
Average silver grade – grams per tonne	364	359
Average silver recovery – %	89.8	90.2
Silver – thousand ounces	1,201	1,110
Gold – thousand ounces	0.70	0.60
Zinc – thousand tonnes	1.89	1.77
Lead – thousand tonnes	0.99	0.83

Payable silver – thousand ounces	1,155	1,061

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$8.14	$8.81
Total cost per ounce net of by-products(1)	$10.10	$10.56

Capital Expenditures – thousands(2)	$2,899	$4,208
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Capital expenditures excluded $3.6 million in Q1 2014 related to investment capital incurred on the expansion project as disclosed in the section Alternative Performance (non-GAAP) Measures.

Silver production at the La Colorada mine in Q1 2014 was 1.20 million ounces, an 8% increase over the comparable period of 2013, which was a combined result of higher throughput rates and slightly better grades.

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In Q1 2014, cash costs decreased by 8% to $8.14 per ounce compared to the same period last year. This decline was mainly due to achieving reduced unit costs per ton driven by higher throughput rates, particularly in the by-product rich sulfide ores. By-product credits increased as higher gold and base metal production was partially offset by lower realized prices.

Sustaining capital expenditures at La Colorada during Q1 2014 totalled $2.9 million. The capital was mainly spent on developmental drilling, equipment replacements, ventilation raises and near-mine exploration.

•	Alamo Dorado mine

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	349.7	404.3
Average silver grade – grams per tonne	100	115
Average gold grade – grams per tonne	0.39	0.33
Average silver recovery – %	81.1	87.3
Silver – thousand ounces	911	1,269
Gold – thousand ounces	3.51	3.14
Copper – tonnes	20	20

Payable silver – thousand ounces	903	1,261

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$10.69	$7.00
Total cost per ounce net of by-products(1)	$14.55	$10.63

Capital Expenditures – thousands	$90	$2,308
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado endured a challenging quarter in Q1 2014, producing 0.91 million ounces of silver, a 28% decline from one year ago. The lower silver production was principally due to a failure of the SAG mill motor in January, which resulted in a 15-day unscheduled stoppage of the mill. The lower throughput rates caused by the SAG mill motor failure were compounded by a decline in silver grades compared to a year ago, which was expected.

Cash costs for Q1 2014 were $10.69 per ounce, an increase of 53% from $7.00 per ounce a year ago as lower silver production and a 2% increase in operating costs was compounded by a 10% decrease in by-product credits on account of lower gold prices.

Capital expenditures at Alamo Dorado during Q1 2014 totalled only $0.09 million, primarily for minor work on the tailings facility.

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•	Dolores mine

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	1,542.2	1,387.2
Average silver grade – grams per tonne	38	47
Average gold grade – grams per tonne	0.37	0.43
Average silver recovery – %	54.2	39.0
Average gold recovery – %	90.7	76.1
Silver – thousand ounces	1,011	825
Gold – thousand ounces	16.43	14.50

Payable silver – thousand ounces	1,008	823

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$11.92	$7.75
Total cost per ounce net of by-products(1)	$29.45	$21.46

Capital Expenditures(2) – thousands	$6,439	$7,663
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Capital expenditures excluded $9.6 million and $13.0 million, in the Q1 2014 and Q1 2013 reporting periods, respectively, related to investment capital incurred on the leach pad and other expansion projects as disclosed in the section Alternative Performance (non-GAAP) Measures.

Silver production at the Dolores mine in Q1 2014 was 1.01 million ounces, a 23% increase over the comparable period of 2013, due primarily to significantly better recoveries and higher throughput rates. The improvement in recoveries was attributable to the combined benefits of a multi-stage leach process, whereby solutions recovered from leaching of ore stacked on pad 2 were further enriched by leaching newly stacked ore on pad 3, in addition to the benefits of increased heap leach surface area on pad 3 allowing for longer primary leach cycle times.

In Q1 2014, cash costs increased by 54% to $11.92 per ounce as compared to the same period last year. The higher cash costs were due to the combination of an 11% increase in operating costs driven largely by the effects of drawing down in-progress inventories from pad 2 and a 10% decrease in by-product credits, partially offset by higher silver production. By-product credits declined as a result of 21% lower realized gold prices, partially offset by a 13% increase in gold production.

Sustaining capital expenditures at Dolores in Q1 2014 totalled $6.4 million. The capital was mainly spent on pre-stripping activities, near-mine exploration and access road upgrades.

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•	Huaron mine

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	209.1	183.2
Average silver grade – grams per tonne	147	159
Average zinc grade – %	2.46	2.46
Average silver recovery – %	83.2	81.8
Silver – thousand ounces	831	758
Gold – thousand ounces	0.29	0.23
Zinc – thousand tonnes	3.61	3.12
Lead – thousand tonnes	1.43	1.29
Copper – thousand tonnes	1.19	0.62

Payable silver – thousand ounces	713	661

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$9.31	$15.76
Total cost per ounce net of by-products(1)	$13.48	$19.78

Capital Expenditures – thousands	$4,312	$4,415
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q1 2014, Huaron produced 0.83 million ounces of silver, which was 10% higher than the production level achieved in Q1 2013. Silver production was increased primarily by higher throughput rates and silver recoveries, but were partially offset by declines in silver grades.

Cash costs per ounce in Q1 2014 were $9.31, which were 41% lower than the $15.76 per ounce realized in Q1 2013. The drop in cash costs was mainly due to a 34% rise in by-product credits driven by a 54% increase in copper grades, and to a 10% decrease of unit operating costs driven by the higher throughput rates.

Capital expenditures during Q1 2014 totaled $4.3 million at the Huaron mine, which comprised mainly of sustaining investments related to repair and replacements of equipment, upgrades to the ventilation systems and lease payments.

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•	Morococha mine*

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	139.3	140.8
Average silver grade – grams per tonne	156	133
Average zinc grade – %	3.68	2.83
Average silver recovery – %	86.6	86.9
Silver – thousand ounces	590	524
Gold – thousand ounces	0.50	0.64
Zinc – thousand tonnes	4.09	3.30
Lead – thousand tonnes	1.10	0.92
Copper – thousand tonnes	0.52	0.42

Payable silver – thousand ounces	498	449

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$13.54	$22.95
Total cost per ounce net of by-products(1)	$22.67	$32.50

Capital Expenditures – thousands	$1,819	$6,257
*	Production figures are for Pan American’s 92.3% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.59 million ounces of silver during Q1 2014, up 13% from the production achieved in the comparable 2013 period. The increase was attributable to higher grades as throughput rates and recoveries remained stable.

Cash costs per ounce in Q1 2014 were $13.54, 41% lower than $22.95 per ounce a year earlier. The dramatic reduction in cash costs was a combined result of increasing silver production and decreasing unit operating costs by 9% fueled by higher throughput efficiencies, and a 14% rise in by-product credits which were driven by enhanced stope preparations that contributed to a 30% increase in zinc, 14% increase in lead and 27% increase in copper grades.

Capital expenditures during Q1 2014 totalled $1.8 million at the Morococha mine. The capital spending was primarily on mine development, equipment overhauls, and exploration drilling.

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•	San Vicente mine*

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	79.3	79.1
Average silver grade – grams per tonne	442	408
Average zinc grade – %	2.96	2.43
Average silver recovery – %	92.5	93.2
Silver– thousand ounces	1,041	969
Zinc – thousand tonnes	1.81	1.50
Lead – thousand tonnes	0.13	0.11

Payable silver – thousand ounces	958	882

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$12.73	$18.62
Total cost per ounce net of by-products(1)	$14.79	$21.65

Capital Expenditures – thousands	$786	$1,005
*	Production figures are for Pan American’s 95.0% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q1 2014 was 1.04 million ounces, a 7% increase from the 0.97 million ounces produced during the same quarter last year. The increase in silver production was attributable to an 8% improvement in grades due to mine sequencing, as throughput rates and recoveries remained relatively stable as compared to Q1 2013.

Cash costs at San Vicente were $12.73 per ounce, which was 32% lower than the comparable quarter last year. The large reduction was in cash costs per ounce at San Vicente driven by significant reductions in royalties due to lower metal prices and reduced smelting costs, aided by higher by-product credits and improved silver production.

Capital expenditures at San Vicente during Q1 2014 totalled $0.8 million and consisted mainly of equipment and mine infrastructure upgrades.

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•	Manantial Espejo mine

	Three months ended March 31,
	2014	2013
Tonnes milled – thousand	191.2	170.1
Average silver grade – grams per tonne	174	174
Average gold grade – grams per tonne	3.85	2.48
Average silver recovery – %	92.3	92.7
Average gold recovery – %	95.9	94.3
Silver – thousand ounces	1,030	825
Gold – thousand ounces	24.45	13.02

Payable silver – thousand ounces	1,028	823

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$(4.82)	$7.11
Total cost per ounce net of by-products(1)	$3.81	$17.07

Capital Expenditures – thousands	$8,357	$548
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q1 2014 was 1.03 million ounces, up 25% from the same quarter last year, as higher throughput rates combined with a drawdown of in-process inventories at quarter-end while the mill underwent scheduled preventive maintenance work.

Cash costs per ounce decreased from $7.11 in Q1 2013 to negative $4.82 in Q1 2014, a 168% improvement. This improvement in cash costs was primarily driven by a large increase in by-product credits due to significantly higher gold production, by lower unit operating costs, which benefited from a vastly devalued local currency offset by the inventory drawdown, and by the increased silver production. Gold production jumped by 88% due primarily to a significant 55% improvement in gold grades, combined with higher throughput rates.

Capital expenditures at Manantial Espejo during Q1 2014 totalled $8.4 million and consisted mainly of capitalized open pit pre-stripping and taillings dam construction. Additionally, sustaining capital was allocated to a tailings dam expansion and near-mine exploration in Q1 2014.

2014 Operating Outlook

Consolidated silver production of 6.61 million ounces for the three months ended March 31, 2014 was well within the production rates required to achieve management’s full year forecast range of 25.75 to 26.75 million silver ounces, as indicated in the 2013 Annual MD&A.  Gold production of 45.9k ounces in Q1 2014 was above management’s expected production rates required to achieve annual production of between 155k and 165k ounces. Base metal production in Q1 2014 was also ahead of management’s expectations. Based on the Company’s operating plans for the balance of 2014, management remains confident that full year production of silver, gold, zinc, lead and copper will be within guidance ranges provided in the 2013 Annual MD&A.

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Cash costs in Q1 2014 of $8.25 per ounce and AISCSOS of $15.54 were well below management’s forecast of $11.70 to $12.70 per ounce and $17.00 to $18.00 per ounce, respectively, for the full year 2014.  This better than expected performance was primarily due to lower than expected direct operating costs, higher than expected by-product production and higher realized by-product metal prices than assumed. At the date of this MD&A, management reaffirms the guidance for cash costs per ounce and AISCSOS for the full year of 2014 as presented in the 2013 Annual MD&A.

Total sustaining capital for Q1 2014 was $24.7 million, while investment capital expended on project development totaled $13.3 million for the quarter. This level of capital spending was in line with management’s plans and forecasts for the full 2014 year. Management continues to expect sustaining capital and investment capital for 2014 to be approximately $95.5 million and $67.0 million, respectively.

Q1 2014 Project Development Update

•	La Colorada Expansion Project

The La Colorada expansion project commenced in Q1 2014 with considerable activity, requiring capital of $3.6 million.  Lateral and ramp to shaft bottom development advanced in the underground mine, with over 350 meters of new drifts being developed.  Orders were placed for additional underground mobile equipment and  surface works commenced on the community infrastructure upgrades and the camp expansion.  In addition, a tailings facility expansion proceeded on schedule.  The engineering contracts for the plant expansion and for the new hoist, headframe, and shaft are scheduled to be awarded during 2014.

•	Dolores Projects

At the Dolores mine, the Company spent a total of $9.6 million in Q1 2014 on various expansion projects which included phase II of leach pad 3 construction, preliminary engineering for a future power line, and processing improvements studies.

Management advanced the investigation into processing optimization opportunities, including the possibility of adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries on high grade ores. The Company has completed additional optimizations of the proposed processing plant design during the quarter and is currently updating capital and operating cost estimates using a qualified third party engineering firm. In addition, the Company is completing a thorough mine plan analysis to generate estimates of any economic benefits that could be gained with the addition of both the proposed milling and pulp agglomeration circuit with and without inclusion of an underground mining operation to extract resources that exist beneath the ultimate pit floor. After the completion of its evaluation work later this year, the Company intends to prepare a preliminary economic assessment outlining the results.

Excellent progress was made on the project to construct a new power line to the Dolores mine, that when completed will replace the current diesel generated power with grid power from the state of Chihuahua. This project is expected to have a pay-back period of approximately 2 years. Approval for the design of the line and the supply of electrical power has been received from the national power utility in Mexico. The Company is currently working with a third party engineering and construction company to negotiate right of way agreements with local land owners and to complete an environmental assessment along the 108 km long route.

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The expansion of leach pad 3 continued on schedule and on budget. The ore stacking and leaching on the lower portions of pad 3 continued concurrent with the construction, with no interferences encountered. In addition, the new pad 3 solution pumping system was successfully commissioned in Q1 2014.  Expansion of pad 3 up to the top of bench 5 will be completed prior to the end of 2014, which will provide sufficient stacking room for ore production to mid-2017.

Overview of Q1 Financial Results

The following table sets out selected quarterly results for the past nine quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below is volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. Beginning in the second quarter of 2012, results include the Dolores mine which was acquired with the completion of the Minefinders acquisition on March 30, 2012. The fourth quarter of 2012 included a partial write-down of the Navidad project, while the second and fourth quarters of 2013 included impairment charges related to Dolores.

Quarter Ended (unaudited)
2014	March 31
Revenue	$209,734
Mine operating earnings	$31,576
Attributable earnings for the period	$6,844
Adjusted earnings for the period(2)(3)	$8,554
Basic earnings per share	$0.05
Diluted earnings per share	$0.05
Cash flow from operating activities	$36,125
Cash dividends paid per share	$0.125
Other financial information
Total assets	$2,730,962
Total long term financial liabilities	$110,351
Total attributable shareholders’ equity	$2,170,458

	Quarters Ended (unaudited)				Year Ended
2013	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable (loss) earnings for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Adjusted earnings (loss) for the period(2)(3)	$39,972	$(17,409)	$12,240	$(84,306)	$(49,502)
Basic (loss) earnings per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted (loss) earnings per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

Pan American Silver Corp.	15

	Quarters Ended (unaudited)				Year Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(1)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(1)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted earnings for the period (1)(2)	$66,211	$8,225	$37,259	$55,119	$166,814
Basic earnings (loss) per share(1)	$0.47	$0.24	$0.15	$(0.18)	$0.56
Diluted earnings (loss) per share(1)	$0.47	$0.18	$0.15	$(0.23)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

(1)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and the year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Notes of the 2013 Audited Consolidated Financial Statements for full details of the recast results.

(2)	Adjusted earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

(3)	The adjusted attributable loss for the three months ended June 30, 2013 has been revised to $(16,853) from the amount previously presented of $(9,371). In Q2 2013, the Company added back $13.2 million of net realizable value of inventory write-downs ($7.5 million net of tax) applicable to certain doré and stockpiles. As the doré was sold in the normal course of business during Q3 2013 and a partial reversal of the stockpile was recognized in Q3 2013, the Company no longer presents this item as an adjusting item.

For the three months ended March 31, 2014, the Company’s attributable earnings and adjusted earnings both decreased from the comparable period in 2013, primarily due to lower realized metal prices. The following graph illustrates the key factors leading to the change in adjusted earnings in the three months ended March 31, 2014 to the adjusted earnings generated in Q1 2013. Further analysis of the key factors is discussed in the section that follows.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each period. As seen below, there was a sharp decline in realized metal prices, especially for silver and gold, but the quantities of all metals sold in Q1 2014 increased compared to the comparable period in 2013.

Pan American Silver Corp.	16

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
Silver – in ounces(1)	$19.99	$30.11	6,735,313	6,183,727
Gold – in ounces(1)	$1,283	$1,630	46,695	29,785
Zinc – in tonnes(2)	$2,038	$2,039	9,547	8,545
Lead – in tonnes(2)	$2,103	$2,300	3,234	2,795
Copper – in tonnes(2)	$6,995	$7,200	1,323	1,200

(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

•	Income Statement

Earnings for Q1 2014 were $6.8 million, compared to earnings of $20.1 million in Q1 2013. Basic earnings per share declined to $0.05 in Q1 2014 compared to $0.13 per share in the comparative period. The decrease in earnings in Q1 2014 was primarily the result of generating significantly lower mine operating earnings due to lower realized prices. The Company’s revenue benefited from increases in overall quantities of all metals sold, as reflected in the table above, but was offset by decreases in the realized metal prices received. Higher cost of sales in Q1 2014, which includes production costs, depreciation and amortization, and royalty expense, primarily reflected an increase in the quantities sold and also a $2.3 million net realizable value adjustment to inventories at the Dolores mine. Earnings in Q1 2014 were diminished by a $5.5 million foreign exchange loss, primarily on the Company’s CAD dollar balances.

Adjusted earnings for Q1 2014 were $8.6 million compared to $40.0 million in the comparable period of 2013. The only significant adjustment to the net income figure in Q1 2014 in the calculation of adjusted earnings was the reversal of a unrealized foreign exchange loss of $1.7 million. Please see the section “Alternative Performance (Non-GAAP) Measures” for a detailed description of Adjusted Earnings. Adjusted earnings per share were $0.06 for Q1 2014 compared to $0.26 for Q1 2013.

Revenue for Q1 2014 was $209.7 million, a 14% decrease from revenue for the same period last year of $243.0 million. This decrease was driven by an $85.3 million price variance from lower metal prices realized for all metals, inclusive of negative price and quantity adjustments, offset by a $48.1 million positive volume variance from higher quantities of metals sold.

Mine operating earnings were $31.6 million in Q1 2014, a decrease of 58% from the $74.8 million generated in the same period of 2013. The decrease resulted from the lower revenue noted above and an increase in cost of sales by $10.0 million, which primarily reflected higher volumes sold. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin.

General and administrative costs, including share based compensation, declined by 5% in Q1 2014 to $5.6 million (Q1 2013 - $5.9 million). This decrease was primarily as a result of the cost reduction initiatives adopted by the Company in response to the reduced metal price environment.

Exploration and project development expenses in Q1 2014 were $3.0 million compared to $6.3 million incurred in Q1 2013. The reduction in exploration spending compared to the comparable period of 2013 was determined by management to be appropriate given the decline in metal prices. The expenses recorded in Q1 2014 primarily represented the exploration and project development expenses incurred in the vicinity of the Company’s existing mines, at select greenfield projects, and the holding and maintenance costs associated with the Navidad project.

Pan American Silver Corp.	17

There were no significant developments that affected the status of the Navidad project in the current quarter.

Foreign exchange losses in Q1 2014 were $5.5 million, compared to a loss of $3.8 million in the comparable period of 2013. The losses were primarily generated on the Company’s CAD treasury balances as the Canadian dollar devalued by approximately 4% against the US dollar during the quarter. The losses on CAD positions were partly offset by unrealized gains recognized on net monetary liabilities denominated in Argentine pesos.

Interest and finance expense for Q1 2014 was $2.8 million (Q1 2013 - $1.7 million) and consisted of accretion of the Company’s closure liabilities and interest expense associated with short term loans, construction and equipment leases and outstanding convertible notes.

Income taxes for Q1 2014 were $8.7 million, an $11.0 million decrease from the $19.7 million income tax provision recorded in Q1 2013 and were comprised of current and deferred income taxes. The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes, as set out in the table that follows. The main factors which have affected the effective tax rates for the quarter ended March 31, 2014 and the comparable period of 2013 were foreign income tax rate differentials, foreign exchange rate changes, non-recognition of certain deferred tax assets, additional mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries.

Three months ended March 31,	2014	2013
Income before taxes	15,453	39,734
Statutory tax rate(2)	26.00%	25.00%
Income tax expense based on above rates	$4,018	$9,934
Increase (decrease) due to:
Non-deductible expenses	991	1,706
Change in net deferred tax assets not recognized	2,289	(1,646)
Non-taxable unrealized gains on derivative financial instruments - derivatives	26	662
Foreign tax rate differences	999	1,637
Effect of other taxes paid (mining and withholding)	1,626	2,859
Change in net deferred tax assets not recognized for exploration expenses	183	772
Non-deductible foreign exchange gain	(1,765)	(2,144)
Impairment charge – Esperanza transaction related assets(1)	-	4,971
Other	326	907
	$8,693	$19,658
Effective tax rate	56.25%	49.47%
(1)	During the three months ended March 31, 2013, the Company took a non-cash impairment charge on non-current assets held for sale.
(2)	As of April 1, 2013, the applicable statutory income tax rate in Canada was increased from 25% to 26%.
*	The 2013 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico –35.25%, Peru – 30%.

•	Statement of Cash Flows

Cash flow from operations generated $36.1 million in Q1 2014, a 12% increase from the $32.3 million generated a year ago. The improvement in operating cash flow generated was primarily a result of paying less income tax than in the comparable period of 2013 and from changes in non-cash operating working capital, partially offset by stronger cash mine operating earning generated in Q1 2013. In Q1 2014, $19.1 million was paid in cash income taxes compared to $45.1 million paid in Q1 2013, largely as a result of higher taxable income generated in 2012 than in 2013. Cash income tax payments have a lagged effect and as such a portion of Q1 2013 taxes paid related to the high operating income of 2012. Changes in non-cash working capital were insignificant in Q1 2014 compared to $13.0 million used in Q1 2013.

Pan American Silver Corp.	18

Investing activities used $84.7 million in Q1 2014, inclusive of $47.7 million for net purchases of short-term investments. The balance of investing activities consisted primarily of spending $36.8 million on capital at the Company’s mines and projects as described in the “Q1 2014 Operational Performance” and “Q1 2014 Project Development Update” sections above.

Investing activities used $88.0 million in Q1 2013, inclusive of $52.8 million used for net purchases of short-term investments and $4.0 million received from the disposition of a certain mineral property. The balance of investing activities consisted of spending $39.7 million on capital investments in property, plant and equipment.

Financing activities in Q1 2014 used $22.7 million, and consisted of $18.9 million paid as dividends to shareholders, and net repayments of short term loans and construction leases of $3.8 million.

Financing activities in Q1 2013 used $45.5 million, comprised of $21.0 million repayment of construction and equipment leases, $19.0 million in dividend payments, and $5.4 million used for the share buy-back program.

Investments and Investment Income

At the end of Q1 2014, cash plus short-term investments were $394.4 million ($422.7 million at December 31, 2013), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to optimize return to shareholders. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for Q1 2014 totalled $0.6 million (Q1 2013 - $1.8 million) and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Liquidity Position

The Company’s cash balance at March 31, 2014 was $178.1 million, which was a decrease of $71.8 million from the balance at December 31, 2013, while the balance of the Company’s short-term investments at March 31, 2014 was $216.3 million, an increase of $43.5 million from the 2013 year end. The net decrease in liquidity in Q1 2014 of $28.3 million resulted primarily from capital expenditures on property, plant and equipment, the cash utilized for the payment of dividends partially offset by cash generated in operating activities. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at March 31, 2014 was $680.3 million, a decrease of $8.7 million from the 2013 year end working capital of $689.0 million. The decrease in working capital was mainly due to the decrease in cash and short-term investments described above, together with a decrease in income taxes receivable and inventories of $16.9 million and $8.3 million, respectively, partially offset by a decrease in income taxes payable of $25.9 million, and an increase in trade and other receivables of $21.2 million.

Pan American Silver Corp.	19

The Company’s financial position at March 31, 2014 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at March 31, 2014 was $2,170.5 million, a decrease of $11.9 million from December 31, 2013, primarily as a result of the dividends paid, partially offset by the net earnings for the period. As of March 31, 2014, the Company had approximately 151.5 million common shares outstanding for a share capital balance of $2,295.2 million (December 31, 2013 – 151.5 million and $2,295.2 million). The basic weighted average number of common shares outstanding was 151.5 million and 151.8 million for the quarter ended March 31, 2014, and 2013, respectively.

On November 28, 2013, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,570,535 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares.  The period of the bid began on December 5, 2013 and will continue until December 4, 2014 or an earlier date should the Company complete its purchases. This is the Company’s third consecutive NCIB program, however no shares have been repurchased under this program up until the date of this MD&A. Under the Company’s previous program that ended on September 3, 2013, the Company acquired a total of 1,012,900 of its common shares at an average price of $17.21, 415,000 of such shares being purchased in the calendar year 2013. Since initiating share buy back programs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buy back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

Pan American Silver Corp.	20

As at March 31, 2014, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 57 months. $0.8 million of the stock options were vested and exercisable at March 31, 2014 with an average weighted exercise price of $23.90 per share.

The Company has 7.8 million share purchase warrants outstanding that were issued as part of the Aquiline acquisition in December of 2009, and expire in December 2014, with an exercise price of CAD $35.00.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at May 8, 2014
Common shares	151,500,294
Warrants	7,814,605
Options	1,183,487
Total	160,498,386

Additionally, as described in the March 31, 2014 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at March 31, 2014, the Company had no metal under contract.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short term investments of $134.8 million in CAD and $19.6 million in Mexican pesos at the balance sheet date. At March 31, 2014 and at the date of this MD&A, the Company did not have any open foreign currency forward contracts.

In the second and fourth quarters of 2013, the Company entered into short term bank loans in Argentina for proceeds of $18.6 million and $4.7 million, respectively. These loans are denominated in Argentine pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets. As of March 31, 2014, the balance on these loans was $14.6 million.

The Company recorded a $nil gain on its commodity and foreign currency contracts of in Q1 2014, compared to a gain of $1.4 million in Q1 2013.

Pan American Silver Corp.	21

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company’s share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at March 31, 2014 a risk free interest rate of 0.9%, expected stock price volatility of 41.6%, expected life of 0.69 years (expiry in December 2014), expected dividend yield of 3.5%, a quoted market price of the Company’s shares on the TSX of $14.21, an exchange rate of 1 CAD to USD of 0.90, and an exercise price of CAD $35 per share. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and results in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2014 were expected stock price volatility of 46%, expected life of 1.7 years, and expected dividend yield of 3.9%.

During Q1 2014 and Q1 2013, the Company recorded a loss on the revaluation of the share purchase warrants and the convertible notes of $0.1 million and $2.6 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Unaudited Consolidated Financial Statements and the related notes.

Pan American Silver Corp.	22

The Company had the following contractual obligations at the end of Q1 2014:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$10,835	$5,182	$4,461	$1,192	$-
Current liabilities	135,124	135,124	-	-	-
Loan Payable	15,378	15,378	-	-	-
Severance indemnity	4,226	1,304	432	1,626	904
Contribution plan obligation(3)	3,031	3,031	-	-	-
Restricted share units (“RSUs”) (3)	2,497	1,520	977	-	-
Convertible notes(4)	39,497	1,631	37,866	-	-
Total contractual obligations(5)	$210,628	$163,170	$43,736	$2,818	$904
(1)	Includes lease obligations in the amount of $10.8 million (December 31, 2013 - $10.9 million) with a net present value of $10.2 million (December 31, 2013 - $10.1 million) and equipment and construction advances in the amount of nil million (December 31, 2013 - nil); both discussed further in Note 13 of the Interim Consolidated Financial Stements.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.
2014
Total current liabilities per Statements of Financial Position	$157,926
Add:
Future interest component of:
- Finance lease	345
- Loan Payable	789
- Convertible note	1,631
Future commitments less portion accrued for:
- Contribution plan	1,598
- Restricted share units	881
Total contractual obligations within one year	$163,170
(3)	Includes a retention plan obligation in the amount of $3.0 million (December 31, 2013 - $3.4 million) on June 1, 2014 and a RSU obligation in the amount of $2.5 million (December 31, 2013 – $2.3 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest in December 2014 and a further 50% vest in December, 2015.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 of the Interim Consolidated Financial Stements for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15 of the Interim Consolidated Financial Stements, and deferred tax liabilities.

related party transactions

During the quarter ended March 31, 2014, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.2 million (Q1 2013 - $0.2 million) for consulting services, charged to general and administrative costs.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Alternative Performance (non-gaap) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	23

		Three months ended March 31,
		2014	2013
Production costs		$130,878	$128,549
Royalties		$10,420	$9,580
Smelting, refining and transportation charges(1)		$24,738	$23,982
Less by-product credits(1)		$(95,437)	$(81,036)
Cash cost of sales net of by-products		$70,600	$81,075

Sustaining capital(2)		$24,698	$26,433
Exploration and project development		$2,980	$6,252
Reclamation cost accretion		$819	$757
General & administrative expense		$5,578	$5,854
All-in sustaining costs	A	$104,675	$120,371
Payable ounces sold (in thousands ozs)	B	6,735	6,184
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$15.54	$19.47
(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Please refer to the table below.
*	Totals may not add due to rounding.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2014	2013
Payments for mineral property, plant and equipment(1)	$36,811	$39,693
Add/(Subtract)
Advances received for leases	$1,179	$-
Navidad	$(2)	$(113)
La Colorada expansion capital	$(3,628)	$-
Dolores leach pads & other expansion projects	$(9,565)	$(13,041)
Other non-operating capital	$(97)	$(106)
Sustaining Capital	$24,698	$26,433
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.

•	Cash and Total Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. Sales of silver contributed approximately 59% of our total revenues for Q1 2014 while by-products were responsible for the remaining 41%.  We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Pan American Silver Corp.	24

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Cash and Total Cost per Ounce Reconciliation	Three months ended March 31,
		2014	2013
Production costs		$130,878	$128,549
Add/(Subtract)
Royalties		10,420	9,580
Smelting, refining, and transportation charges		16,896	18,555
Worker’s participation and voluntary payments		(144)	(569)
Change in inventories		(3,910)	(2,995)
Other		(784)	17
Non-controlling interests(2)		(1,207)	(1,738)
Metal Inventories write-down		(2,308)	-
Cash Operating Costs before by-product credits(1)		149,842	151,400
Less gold credit		(58,733)	(51,618)
Less zinc credit		(20,161)	(17,087)
Less lead credit		(7,298)	(6,978)
Less copper credit		(11,946)	(8,190)
Cash Operating Costs net of by-product credits(1)	A	51,703	67,527

Add/(Subtract)
Depreciation and amortization		36,860	30,067
Closure and decommissioning provision		819	757
Change in inventories		4,615	5,206
Other		-	-
Non-controlling interests(2)		(485)	(504)
Total Production Costs net of by-product credits(1)	B	$93,512	$103,053

Payable Silver Production (thousand ozs.)	C	6,264	5,959
Cash Costs per ounce net of by-product credits	A/C	$8.25	11.33
Total Production Costs per ounce net of by-product credits	B/C	$14.93	17.29
(1)	Figures in this table and in the associated tables below may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
*	Totals may not add due to rounding.
Pan American Silver Corp.	25

Three months ended March 2014
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,305	$14,323	$33,222	$23,780	$19,838	$15,553	$26,547	$148,568
Less gold credit	b1	$(713)	$(4,562)	$(21,206)	$(170)	$(468)	$(66)	$(31,505)	$(58,690)
Less zinc credit	b2	$(3,257)	$-	$-	$(6,132)	$(6,912)	$(3,118)	$-	$(19,418)
Less lead credit	b3	$(1,929)	$-	$-	$(2,835)	$(2,162)	$(182)	$-	$(7,107)
Less copper credit	b4	$-	$(100)	$-	$(8,000)	$(3,548)	$-	$-	$(11,649)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,898)	$(4,662)	$(21,206)	$(17,137)	$(13,090)	$(3,365)	$(31,505)	$(96,865)
Cash Costs net of by-product credits	C=(A+B)	$9,407	$9,661	$12,016	$6,643	$6,747	$12,187	$(4,958)	$51,703
Depreciation, amortization & reclamation	D	$2,264	$3,486	$17,677	$2,972	$4,550	$1,980	$8,879	$41,808
Total production costs net of by-product credits	E=(C+D)	$11,671	$13,148	$29,693	$9,615	$11,297	$14,168	$3,920	$93,512

Payable ounces of silver (thousand)	F	1,155	903	1,008	713	498	958	1,028	6,264

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.14	$10.69	$11.92	$9.31	$13.54	$12.73	$(4.82)	$8.25
Total production cost per ounce net of by-products	=E/F	$10.10	$14.55	$29.45	$13.48	$22.67	$14.79	$3.81	$14.93

Three months ended March 2013
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$14,964	$14,008	$29,965	$23,230	$21,804	$19,272	$27,030	$150,273
Less gold credit	b1	$(778)	$(5,066)	$(23,590)	$(88)	$(770)	$(77)	$(21,180)	$(51,549)
Less zinc credit	b2	$(3,059)	$-	$-	$(5,252)	$(5,617)	$(2,548)	$-	$(16,476)
Less lead credit	b3	$(1,781)	$-	$-	$(2,787)	$(1,996)	$(232)	$-	$(6,796)
Less copper credit	b4	$-	$(118)	$-	$(4,685)	$(3,123)	$-	$-	$(7,925)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,619)	$(5,184)	$(23,590)	$(12,811)	$(11,505)	$(2,858)	$(21,180)	$(82,747)
Cash Costs net of by-product credits	C=(A+B)	$9,346	$8,824	$6,376	$10,419	$10,299	$16,414	$5,850	$67,527
Depreciation, amortization & reclamation	D	$1,853	$4,586	$11,274	$2,657	$4,285	$2,675	$8,195	$35,526
Total production costs net of by-product credits	E=(C+D)	$11,199	$13,410	$17,649	$13,076	$14,584	$19,089	$14,045	$103,052

Payable ounces of silver (thousand)	F	1,061	1,261	823	661	449	882	823	5,959

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.81	$7.00	$7.75	$15.76	$22.95	$18.62	$7.11	$11.33
Total production cost per ounce net of by-products	=E/F	$10.56	$10.63	$21.46	$19.78	$32.50	$21.65	$17.07	$17.29

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

Pan American Silver Corp.	26

The following table shows a reconciliation of adjusted loss and earnings for the first quarter of 2014 and 2013, to the net (loss) earnings for each period.

	Three months ended March 31,
Adjusted (Loss) Earnings Reconciliation	2014	2013
Net (loss) earnings for the period	$6,760	$20,076
Adjust derivative losses	99	2,649
Adjust unrealized foreign exchange (gains) losses	1,704	4,327
Adjust realized and unrealized (gains) losses on commodity contracts	-	(1,268)
Adjust gain on sale of mineral properties	(6)	(4,068)
Adjust write-down of mining assets	-	19,339
Adjust for effect of taxes on above items	(3)	(1,083)
Adjusted (loss) earnings for the period	$8,554	$39,972
Basic weighted average shares outstanding	151,500	151,760
Basic adjusted (loss) EPS	0.06	0.26

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2013.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

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As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, suffered from armed robberies of doré within the past four years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the years ended December 31, 2012 or 2013 or the quarter ended March 31, 2014. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit while; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

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Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax. The Company has estimated that the annual tax impact for the first year of this new law would be $2.7 million.

In Bolivia, a new constitution was enacted in 2009 that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, President Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Pan American Silver Corp.	29

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced local personnel, who have expertise in managing risks particular to each jurisdiction in which we operate.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Pan American Silver takes the view that its precious metals production should not be hedged, thereby allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Pan American Silver Corp.	30

SIGNIFICANT Judgments AND KEY SOURCES OF ESTIMATION UNCERTAINTY In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2013, for the Company’s summary of significant accounting policies.

Changes IN Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's condensed interim consolidated financial statements.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and de-recognition of financial instruments. The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

Pan American Silver Corp.	31

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2014 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

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Technical Information

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR and tax LAWS IN MEXICO and the introduction of the new mining property tax in santa cruz, argentina, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND including these at our la colorada and dolores mines; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE Correct interpretation of and compliance with local laws and regulations, particularily in complex areas such as tax; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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